UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Trans World Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89336R207
(CUSIP Number)
Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
5646 Milton St., Suite 880
Dallas, TX 75206
(214) 522-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Value Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Ewing & Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Ewing Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Timothy G. Ewing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

0

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Amendment No. 13 to Schedule 13D

     This Amendment No. 13to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("VP"), Ewing & Partners, a Texas general partnership ("E&P"), Ewing Asset Management, LLC, a Texas limited liability company ("EAM") and Timothy G. Ewing (all such persons collectively referred to herein as the "Reporting Persons"), as an amendment to the Statement on Schedule 13D relating to the shares of common stock, par value $0.001 per share (the "Common Stock") of Trans World Corporation, a Nevada corporation ("TWC" or the "Company"), as originally filed with the Securities and Exchange Commission ("SEC") on July 11, 1996, and as amended from time to time since such date to the date hereof (the "Schedule").  All defined terms refer to terms defined herein or in the Schedule as previously amended.

     Item 5 of the Schedule is hereby amended as follows:

Item 5	Interest in Securities of the Issuer

(a) As of the date of this filing the Reporting Persons beneficially own no shares of Common Stock of the Issuer.

(b) The Reporting Persons have no power to vote and dispose of any shares of Common Stock of the Issuer.

(c) Since March 19, 2018, the date of filing of the Reporting Persons' last Amendment to this Schedule 13D, the Reporting Persons effected the following transactions in the Common Stock: On April 30, 2018, in a private transaction effected in accordance with the terms of the Agreement and Plan of Merger Agreement dated as of March 2, 2018, by and among FEC Overseas Investment (UK) Limited, FEC Investment (US) Limited, the Issuer and, solely for the limited purposes described therein, Far East Consortium International Limited (the "Merger Agreement"), (i) VP disposed of all of its 3,326,679 shares of Issuer's Common Stock in exchange for $4.1886 per share, and (ii) 10,000 options to purchase the Issuer's Common Stock held by Timothy G. Ewing were cancelled in exchange for $1.2142 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Statement.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the class of securities on April 30, 2018.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Value Partners, Ltd.
Date: May 8, 2018

By:	Ewing & Partners, as General Partner
By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

Ewing & Partners
Date: May 8, 2018

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

Ewing Asset Management, LLC
Date: May 8, 2018

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

Timothy G. Ewing
Date: May 8, 2018

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky, Beth N. Lowson and Sean W. McDowell, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of April, 2011.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing